July 6, 2011

Via EDGAR	Randolf W. Katz
direct dial: 714.966.8807
rkatz@bakerlaw.com

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010

Attn:	Sirimal R. Mukerjee

Re:	Eternal Energy Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 7, 2011
Number: 333-173927

Ladies and Gentlemen:

Eternal Energy Corp., a Nevada corporation (“EERG”), is pleased to respond to staff’s comments in its June 23, 2011, comment letter.  The comments have been transcribed, with EERG’s response immediately below.

Amendment No. 1 to Registration Statement on Form S-4

General

1.
We note your response to comment 5 in our letter dated May 23, 2011.  We note your conclusion that Chapter 92A.120 of the Nevada Revised Statutes requires shareholder vote of only Eternal Sub Corp. and American Eagle as they are “constituent entities” and, in the case of American Eagle, a surviving domestic corporation.  However, we note that Chapter 92A.120.1. states:

After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity in the merger or conversion, or the board of directors of the domestic corporation whose shares will be acquired in the exchange, must submit the plan of merger, except as otherwise provided in NRS 92A.130 and 92A.180, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section. (Emphasis added.)

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2011

It appears, then, that your shareholders are entitled to vote on the transaction.  Please revise your registration statement accordingly, or tell us why you do not need to.  In addition, please tell us how American Eagle’s shareholders’ votes will be solicited.

Response.

Further to last week’s call with Staff, EERG is pleased to supplement its response to prior comment 5 and to provide, under separate cover, the opinion of Lionel Sawyer & Collins, Las Vegas, Nevada, to the effect that the proposed Merger, as structured, does not require the vote of EERG’s stockholders.

2.	In this regard, we reissue comment 4 in our letter dated May 23, 2011.

Response.

In connection with EERG’s response to comment no. 1, above, and further to last week’s call with Staff, EERG is comfortable that an opinion of tax counsel is not required to be included in the S-4.

3.
We note your response to comment 7 in our letter dated May 23, 2011.  We further note Exhibit 99.2 and your disclosure at page F-29 that the “Company believes that the methodologies used by the independent consultant in preparing the relevant estimates generally comply with current Securities and Exchange Commission standards” (emphasis added).  In respect of both Eternal Energy and American Eagle, please revise your disclosure to comply with the requirements set forth under Item 1200 of Regulation S-K, or tell us why you do not need to.  We may have further comments upon receipt of your response.

Response.

EERG has included a modified Exhibit No. 99.2 with its Pre-Effective Amendment No. 2 that, in conjunction with an expansion to EERG’s and American Eagle Energy Inc.’s (“AMZG”) financial statement footnotes, EERG believes, fully addresses Staff’s comment.

Further, EERG has again reviewed the disclosure requirements set forth under Item 1200 of Regulation S-K and believes that it is exempt from such disclosure requirements because of the relevant “General Instructions to oil and gas industry-specific disclosures” (Item 1201), which provides, in pertinent part:

(a)    If oil and gas producing activities are material to the registrant’s or its subsidiaries’ business operations or financial position, the disclosure specified in this Subpart 229.1200 should be included under appropriate captions (with cross references, where applicable, to related information disclosed in financial statements).

The following table illustrates that, while the principle business activity of EERG relates to the exploration and exploitation of oil and gas reserves, as well as acquiring and disposing of oil and gas properties and leaseholds, EERG’s oil and gas producing activities are not material for the years ended December 31, 2010 and 2009 nor for the three-month period ended March 31, 2011.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2011

			Three-
			Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	March 31,
EERG	2009	2010	2011

Oil & gas sales	$123,814	$207,788	$39,103
Oil and gas operating expenses	46,183	141,481	48,183
Net oil and gas producing income	77,631	66,307	(9,080)
Net income (loss)	(4,922,417)	2,884,491	(564,546)
Percentage of oil & gas producing income to net income (loss)	1.6%	2.3%	1.6%

Oil and gas properties, subject to amortization	$-	$340,321	$411,682
Total assets	2,221,016	5,230,201	5,623,699
Percentage of oil and gas properties, subject to amortization (net) to total assets	0.0%	6.5%	7.3%

Conclusion	Not Material	Not Material	Not Material

The following table illustrates that the oil and gas producing activities of AMZG are not material for the year ended April 30, 2010 but could be considered to be material for the eight-month period ended December 31, 2010, especially in light of the three-month period ended March 31, 2011.

		Eight-Months	Three-Months
	Year Ended	Ended	Ended
	April 30,	December 31,	March 31,
AMZG	2010	2010	2011

Oil & gas sales	$-	$132,874	$36,040
Oil and gas operating expenses	-	129,369	46,635
Net oil and gas producing income	-	3,505	(10,595)
Net income (loss)	(162,185)	(806,625)	(648,015)
Percentage of oil & gas producing income to net income (loss)	0.0%	0.4%	1.6%

Oil and gas properties, subject to amortization	$-	$965,848	$1,036,037
Total assets	2,648,018	6,730,037	7,055,277
Percentage of oil and gas properties, subject to amortization (net) to total assets	0.0%	14.4%	14.7%

Conclusion	Not Material	Material	Material

In accordance with Section 1202 of Regulation S-K, the financial statements included in Pre-Effective Amendment No. 2 have been expanded for the respective periods ended December 31, 2010 to include information regarding the companies’ proved developed, proved undeveloped, and total proved oil and gas reserves.  This reserve information has been presented on both a gross and net basis.  The companies’ reserves do not include synthetic oil, synthetic gas, or any other natural resources that are intended to be upgraded into synthetic oil or synthetic gas.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2011

EERG’s reserve report were prepared by independent, third-party consultants.  The reserve report, as revised, is included as Exhibit 99.2 to the current filing and includes:

•	the purpose for which the reserve report was prepared;

•	the effective date of the report and the date that the report was prepared;

•
discussion regarding the key assumptions, data, methods, and procedures used to estimate EERG’s proved reserves and a statement that such assumptions, data, methods, and procedures were appropriate for calculating the value of such reserves;

•	a description of the primary economic assumptions underlying the reserves calculations;

•	a statement that the independent, third-party is not aware of any regulations that would affect EERG’s ability to recover the reserves;

•	a statement regarding the inherent uncertainties of reserve estimates; and

•	a brief summary of the third-party’s conclusions.

The report is signed by the third-party consultant.

In accordance with Section 1203 of Regulation S-K, EERG and AMZG have disclosed the amount of unproved reserves as of December 31, 2010.  As discussed in the audited financial statements for each entity, the property to which the unproved reserves are assigned was acquired during the periods ended December 31, 2010.  Neither EERG nor AMZG engaged in any activities designed to convert the unproved reserves to proved reserves during the periods ended December 31, 2010 or the three-month periods ended March 31, 2011.

In accordance with Section 1204 of Regulation S-K, EERG has disclosed production data for the year ended December 31, 2010.  EERG did not recognize any production from its oil and gas reserves during the year ended December 31, 2009, as its existing wells were shut-in during that period.  EERG sold its interest in the shut-in wells during the year ended December 31, 2010.

Also in accordance with Section 1204 of Regulation S-K, AMZG has disclosed production data for the eight-month period ended December 31, 2010.  AMZG did not own any producing oil and gas wells prior April 30, 2010 and, accordingly, did not recognize any oil and gas production during the fiscal year then ended.

The disclosure has been expanded to include the average sales price and production cost per barrel of oil sold during the periods ended December 31, 2010.  There were no sales of natural gas during that time.  In addition, neither company produced or sold oil or gas during the preceding periods.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2011

Section 1205 of Regulation S-K requires certain disclosures regarding drilling activities that occurred during the reported periods.  As discussed in Note 6 of its financial statements for the year ended December 31, 2010, EERG’s only completed well was acquired in June 2010.  The well was subsequently re-worked and returned to production in September 2010.  A similar disclosure is included in Note 13 of AMZG’s financial statements for the eight-month period ended December 31, 2010.  Neither company attempted to drill any other wells, dry or producing, during these periods.

Section 1206 of Regulation S-K requires the disclosure of “present activities,” such as the number of wells that are in the process of being drilled or the implementation of other programs designed to enhance the production of the registrant’s existing or suspected reserves.  During the reported periods, and through the date on which the respective financial statements for EERG and AMZG were prepared and issued, neither company had engaged in any further drilling or production activities other than the recompletion of its existing Hardy 7-9 well, as disclosed in the respective financial statements.

Neither EERG nor AMZG is committed to deliver any fixed or determinable quantities of oil or gas in the future, which would require disclosure under Section 1207 of Regulation S-K.

Both EERG and AMZG have disclosed information in their respective financial statements for the periods ended December 31, 2010 regarding their only producing well (the Hardy 7-9 well), as required by Section 1208 of Regulation S-K.  In addition, EERG has provided certain information regarding the amount of acreage owned relative to its undeveloped, oil and gas prospects.  AMZG has provided similar disclosure regarding its undeveloped, oil & gas prospects in Note 4 to its financial statements for the eight-month period ended December 31, 2010.

4.
In this regard, please ensure that Exhibit 99.2 complies with the requirements of Item 1202 of Regulation S-K.  Please also remove the statement that “This report was prepared for the exclusive use of Eternal Energy Corporation and will not be released by MHA to any other parties without EERG’s written permission,” which constitutes an inappropriate limitation on reliance.

Response.

Exhibit 99.2 has been revised to take into account Staff’s comments.

Exhibit 5.1

5.
We note your response to comment 3 in our letter dated May 23, 2011.  Please obtain and file a new opinion that is revised to explicitly state the number of shares that is covered by the opinion.  In addition, if the assumptions are retained, please provide the basis for assuming “the due authorization by all requisite action, corporate or other... and the validity and binding effect thereof on such parties,” as these assumptions appear to be legal predicates of the opinions set forth therein.

Response.

Exhibit 5.1 has been revised to take into account Staff’s comments.

Sirimal R. Mukerjee
United States Securities and Exchange Commission
Division of Corporate Finance
July 6, 2011

6.
We note the limitation contained in the penultimate paragraph.  Please obtain and file a revised opinion that speaks as of the date of effectiveness and does not disclaim the obligation to update the information between the time the opinion is signed and the effectiveness of the registration statement.

Response.

Exhibit 5.1 has been revised to take into account Staff’s comments.

Closing Comments

EERG notes Staff’s closing comments.  EERG will provide the requested written statement to the Commission concurrently with its requesting acceleration of the effective date of the pending registration statement.  EERG does not expect to request acceleration until Staff has reviewed this pre-effective amendment and has determined that the Commission has no further comments.

I hope that Pre-Effective Amendment No. 2, as enhanced by the referenced opinion letter of Lionel Sawyer & Collins, Las Vegas, Nevada, is adequately responsive to Staff’s comments.  After you have reviewed the attached, please feel free to contact the undersigned with any final comments or inquiries.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of Baker & Hostetler LLP

RWK/dlp